

May 2, 2014

Via Facsimile
Mr. William H. Weideman
Chief Financial Officer
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

> **Re: The Dow Chemical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 14, 2014**
> **File No. 1-3433**

Dear Mr. Weideman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 68

Note 14 – Commitments and Contingent Liabilities, page 101
Litigation, page 102
Urethane Matters, page 106

1.   We note your disclosures regarding litigation related to the Urethane Matters, including that on May 15, 2013, the District Court denied your request to overturn a prior jury verdict and, under antitrust laws, tripled the damages resulting in a $1.2 billion judgment and that on July 26, 2013, the District Court entered an amended judgment in the amount of $1.06 billion. We also note your disclosures that you are appealing the amended judgment and have concluded it is not probable that a loss will occur and, therefore, you have not recorded a liability for this matter. In light of the judgments, please explain to us:

- How and why you believe a loss is not probable;
- What specific legal remedies are available to you and how long you anticipate it will take to avail yourself of those remedies and resolve this matter;
- Any information you have regarding the settlements, including when and why you believe all the other defendants entered into settlement agreements; and
- What disclosures you provided in your Exchange Act filings, prior to the jury verdict, related to this matter. Specifically, address why it appears you did not disclose or discuss this pending matter in your December 31, 2012 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief